1st Franklin Financial Corporation

April 20, 2020

Via EDGAR

Donald Field

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:

1st Franklin Financial Corporation

Registration Statement on Form S-1

File No. 333-237643

Dear Mr. Field:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, 1st Franklin Financial Corporation (the “Company”) hereby requests that the effective time and date of the Company’s Registration Statement on Form S-1 (File No. 333-237643) (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern time, on April 21, 2020 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, Mark L. Hanson of Jones Day, at (404) 581-8573.

Please contact Mark L. Hanson at Jones Day at (404) 581-8573 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

1st Franklin Financial Corporation

/s/ A. Roger Guimond

By:    A. Roger Guimond

Title: Executive Vice President and Chief Financial Officer

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